May 29, 2024

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	KAIVAL BRANDS INNOVATIONS GROUP, INC.
Registration Statement on Form S-1
File No. 333-279045

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC, as placement agent, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 9:00 a.m., Washington D.C. time, on Friday, May 31, 2024, or as soon thereafter as practicable.

MAXIM GROUP LLC

By: /s/ Larry Glassberg
Name: Larry Glassberg
Title: Co-Head of Investment Banking